Exhibit 12.1

ANADARKO PETROLEUM CORPORATION

CONSOLIDATED STATEMENT OF COMPUTATION OF RATIOS OF

EARNINGS TO FIXED CHARGES AND EARNINGS TO

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Unaudited)

	Six Months Ended June 30,	Years Ended December 31,
millions except ratio amounts	2009	2008	2007	2006	2005	2004

Income from continuing operating before income taxes (a)	$(894)	$5,346	$6,329	$3,737	$3,253	$2,110
Fixed charges, to the extent they affect current year earnings	528	1,146	1,328	778	234	418
Undistributed (earnings) losses of equity investees	(16)	4	(54)	(21)	—	13

Total Earnings	(382)	6,496	7,603	4,494	3,487	2,541

Interest expense including capitalized interest	425	876	1,214	730	266	428
Interest expense included in other (income) expense	36	123	102	—	—	—
Estimated interest portion of rental expenditures (b)	252	356	316	128	13	10

Total Fixed Charges	$713	$1,355	$1,632	$858	$279	$438

Preferred Stock Dividends	—	2	5	5	8	8

Combined Fixed Charges and Preferred Stock Dividends	$713	$1,357	$1,637	$863	$287	$446

Ratio of Earnings to Fixed Charges*	—	4.79	4.66	5.24	12.50	5.80

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends*	—	4.79	4.64	5.21	12.15	5.70

* As a result of the Company’s net loss in the first six months of 2009, the Company’s earnings for the six months ended June 30, 2009 did not cover fixed charges by $1.1 billion, and did not cover combined fixed charges and preferred stock dividends by $1.1 billion.

These ratios were computed by dividing earnings by either fixed charges or combined fixed charges and preferred stock dividends. For this purpose, earnings include income from continuing operations before income taxes and fixed charges and excludes undistributed earnings of equity investees. Fixed charges include interest and amortization of debt expenses and the estimated interest component of rentals. Preferred stock dividends are adjusted to reflect the amount of pretax earnings required to pay the dividends on outstanding preferred stock. Additionally, the Company redeemed and subsequently retired its remaining preferred stock for $45 million in the second quarter of 2008.

(a)	Pretax income from continuing operations for the year ended December 31, 2007 includes gain on asset divestitures of $4.66 billion. Gains (losses) on asset divestitures for earlier periods presented did not have a significant effect on the corresponding ratios of earnings to fixed charges and to combined fixed charges and preferred stock dividends.
(b)	Reflects a portion of rental expenditures representative of interest factor, whether such rentals are expensed or capitalized when incurred. For the years ended December 31, 2008, 2007 and 2006, estimated interest component in rentals includes approximately $270 million, $225 million and $80 million, respectively, associated with the Company’s drilling rig leases. For the six months ended June 30, 2009, estimated interest component in rentals includes $182 million associated with the Company’s drilling rig leases.